As filed with the Securities and Exchange Commission on May 11, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

CNA SURETY CORPORATION
Name of Subject Company (issuer))
SURETY ACQUISITION CORPORATION
(offeror)
a wholly owned subsidiary of
CONTINENTAL CASUALTY COMPANY
a wholly owned subsidiary of
THE CONTINENTAL CORPORATION
a wholly owned subsidiary of
CNA FINANCIAL CORPORATION
Names of Filing Persons (other person(s))
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
12612L1008
(CUSIP Number of Class of Securities)

Jonathan D. Kantor, Esq.
Executive Vice President, General Counsel and Secretary
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois 60604-4107
Telephone: (312) 822-5000

With a copy to:

Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Telephone: (212) 455-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$466,255, 011	$54,132.21

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CNA Surety Corporation, a Delaware corporation, other than Shares owned by CNA Financial Corporation (“CNA Financial”) and its subsidiaries, at a purchase price of $26.55 per Share, net to the seller in cash. As of May 6, 2011, there were 44,986,541 Shares outstanding, of which 27,425,147 Shares are owned by subsidiaries of CNA Financial. As a result, this calculation assumes the purchase of 17,561,394 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00011610.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer	☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer

This Tender Offer Statement filed on Schedule TO (this “Schedule TO”) relates to the tender offer by Surety Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of CNA Financial Corporation, a Delaware corporation (“CNA Financial”) to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CNA Surety Corporation, a Delaware corporation (the “CNA Surety”), other than Shares owned by CNA Financial and its subsidiaries, at a purchase price of $26.55 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2011 (as may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”). The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO.

Item 1.	Summary Term Sheet.

Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet” which is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 7. Certain Information Concerning CNA Surety” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Introduction” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 6. Price Range of the Shares; Dividends” which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “The Offer — Section 8. Certain Information Concerning the CNA Financial Group” and “Schedule A — Information Concerning Directors and Executive Officers of the CNA Financial Group” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 8. Certain Information Concerning the CNA Financial Group” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer — Section 8. Certain Information Concerning the CNA Financial Group” and “Schedule A — Information Concerning Directors and Executive Officers of the CNA Financial Group” which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 7. Effects of the Offer,” “Special Factors — Section 9. Summary of the Merger Agreement,” “The Offer — Section 1. Terms of the Offer,” “The Offer — Section 2. Acceptance for Payment and Payment for Shares,” “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” “The Offer — Section 4. Withdrawal Rights,” “The Offer — Section 5. Certain United States Federal Income Tax Consequences” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” which is incorporated herein by reference

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 11. Transactions and Arrangements Concerning the Shares,” “Special Factors — Section 12. Certain Relationships Between the CNA Financial Group and CNA Surety” and “Schedule B — Security Ownership of Certain Beneficial Owners” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 1. Background” and “Special Factors — Section 9. Summary of the Merger Agreement” which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (c) (1) through (7) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for CNA Surety After the Offer and the Merger,” “Special Factors — Section 7. Effects of the Offer,” “Special Factors — Section 8. Conduct of CNA Surety’s Business if the Offer Is Not Completed,” “Special Factors — Section 9. Summary of the Merger Agreement” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction” and “The Offer — Section 9. Source and Amount of Funds” which is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 11. Transactions and Arrangements Concerning the Shares” and “Schedule B — Security Ownership of Certain Beneficial Owners” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 11. Transactions and Arrangements Concerning the Shares,” “Special Factors — Section 9. Summary of the Merger Agreement” and “Schedule B — Security Ownership of Certain Beneficial Owners” which is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 14. Fees and Expenses” which is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial statements for the offeror are not material because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding securities of the subject class.

(b) Pro forma financial information is not material to the Offer.

Item 11.	Additional Information.

(a)(1) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 1. Background,” “Special Factors — Section 9. Summary of the Merger Agreement” and “Special Factors — Section 12. Certain Relationships Between the CNA Financial Group and CNA Surety” which is incorporated herein by reference.

(a)(2) through (4) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 7. Effects of the Offer,” “Special Factors — Section 10. Appraisal Rights; Rule 13e-3,” “The Offer — Section 1. Terms of the Offer,” “The Offer — Section 5. Certain United States Federal Income Tax Consequences,” “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” “The Offer — Section 13. Certain Legal Matters; Regulatory Approvals,” “The Offer — Section 15. Miscellaneous” and “Schedule C— Section 262 of the Delaware General Corporation Law” which is incorporated herein by reference

(a)(5) None.

(c) Reference is made to the information set forth in the Offer to Purchase and the Letter of Transmittal, which is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated May 11, 2011.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement published in The New York Times on May 11, 2011.
(a)(5)(i)	Joint Press Release, issued by CNA Financial and CNA Surety, dated May 11, 2011.
(a)(5)(ii)	Joint Press Release, issued by CNA Financial and CNA Surety, dated April 21, 2011 (incorporated by reference to Exhibit 99.1 to CNA Financial’s Current Report on Form 8-K filed by CNA Financial on April 21, 2011).
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of April 20, 2011, by and among CNA Financial, CNA Surety and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by CNA Surety on April 21, 2011).
(g)	None.
(h)	None.

Signature.  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2011

SURETY ACQUISITION CORPORATION

By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and
  Secretary

CNA FINANCIAL CORPORATION

By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and
  Secretary

CONTINENTAL CASUALTY COMPANY

By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and
  Secretary

THE CONTINENTAL CORPORATION

By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and
  Secretary